UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

________________

Form 11-K

________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 000-51251

A.	Full title of the plan and the address of the plan, if different from that of the issuer listed below:

LifePoint Hospitals, Inc. Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LifePoint Health, Inc.

330 Seven Springs Way

Brentwood, Tennessee 37027

LifePoint Hospitals, Inc. Retirement Plan

Audited Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Plan Sponsor and Administration Committee

LifePoint Hospitals, Inc. Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Norcross, Georgia

June 18, 2015

Report of Independent Registered Public Accounting Firm

The Plan Sponsor and Administration Committee

LifePoint Hospitals, Inc. Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
June 20, 2014

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013
ASSETS
Cash	$9,418,949	$7,134,736
Investments, at fair value	719,423,641	618,626,933
Notes receivable from participants	18,395,409	15,022,429
Participants' contributions receivable	-	275,337
Employer matching contribution receivable	8,666,948	2,016,182
Income receivable	910,774	555,981
Total assets	756,815,721	643,631,598

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
Due to broker and expenses payable	2,394,053	268,278
Excess contributions payable	286,106	453,051
Total liabilities	2,680,159	721,329

Net assets available for benefits	$754,135,562	$642,910,269

See accompanying notes.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Years Ended December 31, 2014 and 2013

	2014	2013
Additions:
Interest and dividend income	$1,981,121	$2,035,384
Interest income on notes receivable from participants	635,094	530,049
Employer contributions	19,440,438	7,840,550
Participants' contributions	96,062,977	72,140,975

Total additions	118,119,630	82,546,958

Deductions:
Benefits paid	66,019,222	57,516,543
Administrative expenses	677,847	628,831

Total deductions	66,697,069	58,145,374

Net appreciation in fair value of investments	59,802,732	103,316,109

Net increase in net assets available for benefits	111,225,293	127,717,693

Net assets available for benefits at beginning of year	642,910,269	515,192,576

Net assets available for benefits at end of year	$754,135,562	$642,910,269

See accompanying notes.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Note 1. Description of the Plan

General

The following description of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) reflects the general conditions of participation as of December 31, 2014. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all employees of LifePoint Health, Inc. (the “Company”), formerly LifePoint Hospitals, Inc., other than certain employees who primarily provide services at Marquette Health System, Portage Health System or Wilson Medical Center, who have completed 30 days of service,  and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan includes an employee stock ownership plan (“ESOP”) component within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”).  Prior to January 1, 2009, all shares available for allocation in accordance with the ESOP component had been allocated to participant accounts.

Contributions

Each participant may elect to contribute up to 50% of his or her eligible pre-tax compensation to the Plan (“Salary Deferral Contribution”). An automatic 2% Salary Deferral Contribution is applied to all participants who do not make a contrary election, except for participants who are classified as pro re nata or per diem. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.  Participant contributions are further limited by certain provisions of the Code.

The Plan provides for discretionary contributions from the Company in an amount determined by the Company’s management, in its sole discretion, as a percentage of the participants’ Salary Deferral Contributions in the form of matching contributions (“Matching Contributions”) or in an amount, if any, determined in the sole and absolute discretion of the Company’s management in the form of profit sharing contributions (“Profit Sharing Contributions”).  For the years ended December 31, 2014 and 2013, the Company made Matching Contributions of $19,440,438 and $7,840,550, respectively.    The Company did not make any Profit Sharing Contributions during 2014 or 2013.

An additional contribution by the Company in an amount determined by the Company’s management to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Non-elective Employer Contributions”). Alternatively, certain highly compensated employees may be refunded a portion of their Salary Deferral Contributions in order to comply with the same nondiscrimination requirements of the Code.

Participant Accounts

Each participant’s account is credited (charged) with his or her Salary Deferral Contribution, the Company’s contributions, Plan fees and investment earnings (losses). Allocations are based on a number of factors, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code. The Plan allows participants to diversify up to 100% of their allocated contributions of the Company’s stock made in accordance with the ESOP component of the Plan by investing in other securities available under the Plan.  The Plan generally limits the percentage of an individual’s aggregate account that can be invested in the Company’s stock at 25%.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Payment of Benefits

Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed to the participant or his or her beneficiary, as applicable, in a lump sum of cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but not more than $5,000, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant or distributed to the participant or his or her beneficiary, as applicable, in cash.  Additionally, a participant may request certain in-service withdrawals, including hardship withdrawals, of all or a portion of his or her vested account balance at any time, subject to certain restrictions and limitations, as defined by the Plan Agreement.

Notes Receivable from Participants

Each participant may borrow from his or her account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or one-half of the respective participant’s vested account balance. Loan terms range from six months to five years or up to ten years if the loan is used for the purchase of a primary residence. The loans are secured by the vested balance in the respective participant’s account and bear interest at a rate commensurate with local prevailing rates, ranging from 3.25% to 8.75% as of December 31, 2014,  as determined by the Plan’s administrator. Principal and interest are paid by the participant ratably through payroll deductions.

Vesting and Forfeitures

Participants are immediately and fully vested in their Salary Deferral Contributions, Non-elective Employer Contributions, rollover contributions and investment earnings (losses) arising from these contributions. Participants are fully vested in Matching Contributions and Profit Sharing Contributions after two years of service.

Participants’ interests in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they retire on or after age 65, incur a total and permanent disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of his or her account. The non-vested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan, as defined in the Plan document. During the years ended December 31, 2014 and 2013, the Company utilized forfeitures of $457,768 and $751,914, respectively, to reduce the Company’s Matching Contributions.    Unused forfeitures available for use at December 31, 2014 and 2013 were $271,891 and $151,269, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits, changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification (“ASC”) 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”). The Plan’s investments are further discussed in Note 3.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The majority of administrative expenses, including legal and participant accounting expenses and all expenses directly relating to the investments, are charged to and paid by the Plan.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Note 3.  Investments at Fair Value

The Plan’s investments are held, and transactions are executed, by The Charles Schwab Trust Company (the “Trustee”).  The Plan accounts for its investments in accordance with ASC 820-10.  ASC 820-10 establishes a framework for measuring fair value and establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Effective May 18, 2015, the Trustee was changed to Wells Fargo Bank, N.A.  In addition, the discretionary trustee for the Company’s common stock in the Plan is Argent Financial Group, Inc.

The tiers are as follows:

Level 1 – defined as observable inputs such as quoted prices in active markets;

Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3 – defined as observable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following provides a description of the valuation methodologies used to value the Plan’s assets measured at fair value in accordance with ASC 820-10 and certain additional information:

LifePoint Health, Inc. Common Stock:  Valued at the last reported sales price on the last business day of the Plan year reported by the active market in which the securities are traded.

Mutual Funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end in an active market.

Self-directed Brokerage Accounts:  Valued at the last reported sales prices of the underlying investments on the last business day of the Plan year reported by the active markets in which the individual underlying investments are traded.

Money Market Funds:  Valued at quoted prices in markets that are not active by a combination of inputs, including but not limited to dealer quotes who are market makers in the underlying funds and other directly and indirectly observable inputs.

Collective Trusts:  Valued at the NAV, inclusive of net investment gains or losses, based on information provided by the Trustee and using the audited financial statements of the collective trusts at year-end.     The investment objectives of the funds included in this class of investments are to approximate as closely as practicable, before expenses, the performance of certain widely observed indices over the long term, while providing participants the ability to purchase and redeem units at will.  Generally, neither of the individual investment funds that comprise this class of investment contain redemption restrictions that would prevent or considerably delay a participant from redeeming his or her investment at any point of participation in the fund.   As of December 31, 2014 and 2013, there were no unfunded obligations with respect to any of the funds in this investment category.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s investments at December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Health, Inc. Common Stock	$101,545,405	$-	$-	$101,545,405
Mutual Funds:
Growth Fund	52,740,250	-	-	52,740,250
Small Blend Fund	52,379,306	-	-	52,379,306
Self-directed Brokerage Accounts:
Common Stock	7,542,421	-	-	7,542,421
Mutual Funds	4,885,774	-	-	4,885,774
Other Assets	261,372	-	-	261,372
Money Market Funds:
Fixed Income Funds	-	51,523,564	-	51,523,564
Collective Trusts:
Index Funds	-	220,647,154	-	220,647,154
Target Date Funds	-	227,898,395	-	227,898,395
	$219,354,528	$500,069,113	$-	$719,423,641

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s investments at December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Health, Inc. Common Stock	$80,145,017	$-	$-	$80,145,017
Mutual Funds:
Growth Fund	91,999,973	-	-	91,999,973
Small Blend Fund	62,514,932	-	-	62,514,932
Self-directed Brokerage Accounts:
Common Stock	6,049,413	-	-	6,049,413
Mutual Funds	4,293,820	-	-	4,293,820
Other Assets	388,044	-	-	388,044
Money Market Funds:
Fixed Income Funds	-	66,097,724	-	66,097,724
Collective Trusts:
Index Funds	-	307,138,010	-	307,138,010
	$245,391,199	$373,235,734	$-	$618,626,933

There have been no changes to the valuation methodologies used to value the Plan’s assets during 2014 and 2013.  Additionally, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013 are as follows:

	2014	2013
State Street S&P 500 Index Fund	$154,556,037	$209,288,740
LifePoint Health, Inc. Common Stock	101,545,405	80,145,017
State Street Passive Bond Market Index Fund	66,091,117	97,849,270
American Funds EuroPacific Growth Fund	52,740,250	91,999,973
Vanguard Small Cap Index	52,379,306	62,514,932
Federated Prime Cash Obligations	51,522,752	66,097,083

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

For the years ended December 31, 2014 and 2013, the Plan’s investments, including investments purchased, sold and held during the year, appreciated as follows:

	2014	2013
LifePoint Health, Inc. Common Stock	$27,895,786	$24,368,971
Mutual Funds	2,917,600	29,990,683
Self-directed Brokerage Accounts	288,348	1,063,054
Collective Trusts	28,700,998	47,893,401
	$59,802,732	$103,316,109

Note 4.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 5. Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”), dated March 20, 2012, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation.  The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code. The Plan has applied for a new determination letter. However, as of the date of the audit report, a new letter has not been received.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained by the applicable taxing authorities upon examination. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.  The Plan’s administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2011.

Note 6. Party-In-Interest Transactions

The Plan holds investments in the form of notes receivable from participants and in shares of LifePoint Health, Inc. Common Stock and pays administrative expenses to the Plan’s trustee and recordkeeper.  All of these transactions qualify as party-in-interest transactions that are permissible under specific exemptions included in ERISA and the Code.

The Plan paid $677,847 and $628,831 in administrative expenses to the Plan’s trustee and recordkeeper during the years ended December 31, 2014 and 2013, respectively.  Additionally, the Company provided the Plan with certain management and administrative services for which no fees were charged.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$754,135,562	$642,910,269
Less deemed distributions of notes receivable from participants	(517,253)	(466,732)
Net assets available for benefits per the Form 5500	$753,618,309	$642,443,537

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013
Net increase in net assets available for benefits per the financial statements	$111,225,293	$127,717,693
Add deemed distributions of notes receivable from participants at beginning of year	466,732	390,719
Less deemed distributions of notes receivable from participants at end of year	(517,253)	(466,732)
Net increase in net assets available for benefits per the Form 5500	$111,174,772	$127,641,680

Note 8. Subsequent Events

In accordance with the provisions of ASC 855-10, “Subsequent Events,” the  Plan evaluated all material events occurring subsequent to December 31, 2014 for events requiring disclosure or recognition in the Plan’s financial statements.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

EIN: 20-1538254 Plan No.: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2014

	(b)	(c)
	Identity of Issuer,	Description of Investment
	Borrower, Lessor	Including Maturity Date, Rate of Interest,		(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value		Cost	Current Value
	State Street S&P 500 Index Fund	Collective Trust	$	**	$154,556,037
*	LifePoint Health, Inc. Common Stock	Common Stock		**	101,545,405
	State Street Passive Bond Market Index Fund	Collective Trust		**	66,091,117
	American Funds EuroPacific Growth Fund	Mutual Fund		**	52,740,250
	Vanguard Small Cap Index	Mutual Fund		**	52,379,306
	Federated Prime Cash Obligations	Money Market Fund		**	51,522,752
*	LifePoint Retirement Fund	Collective Trust		**	26,022,577
*	LifePoint Target Date 2020 Fund	Collective Trust		**	34,631,160
*	LifePoint Target Date 2025 Fund	Collective Trust		**	37,066,568
*	LifePoint Target Date 2030 Fund	Collective Trust		**	37,582,038
*	LifePoint Target Date 2035 Fund	Collective Trust		**	30,874,479
*	LifePoint Target Date 2040 Fund	Collective Trust		**	25,620,239
*	LifePoint Target Date 2045 Fund	Collective Trust		**	20,774,159
*	LifePoint Target Date 2050 Fund	Collective Trust		**	10,638,508
*	LifePoint Target Date 2055 Fund	Collective Trust		**	4,688,667
*	Notes Receivable from Participants	Interest rates range from 3.25% to 8.75%		-	18,395,409
	Self-directed Brokerage Accounts	Various Investments		**	12,689,567
	Federated Capital Reserves	Money Market Fund		**	812
					$737,819,050

______________

*Indicates a party-in-interest to the Plan.

**Not required for participant-direct investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LifePoint Hospitals, Inc.
Retirement Plan

By: /s/ John P. Bumpus
John P. Bumpus
Executive Vice President and
Chief Administrative Officer

Date: June 18, 2015

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
23.1	—	Consent of Independent Registered Public Accounting Firm – Hancock Askew & Co., LLP

23.2	—	Consent of Independent Registered Public Accounting Firm – Lattimore Black Morgain & Cain, PC